

MDS

Science advancing health

GROWTH + VALUE

MDS INTERIM REPORT
OCTOBER 31, 2003
(unaudited)



Q4

MDS Reports Fiscal 2003 Results

MDS Inc. today announced its fourth quarter and full year 2003 financial results.

This was a year focused on making changes to allow us to manage our businesses in a more efficient and effective way. We maintained earnings growth in fiscal 2003 through our market-leading positions. We are well into the implementation phase on a number of key initiatives that will contribute to improved performance in 2004 and beyond.

For the coming year, we anticipate improvement across our entire business; but, in particular, an improvement in our pharmaceutical research services business, improved revenues from our increased cobalt supply, and continued success in our analytical instruments business. Additionally, we are well positioned with new opportunities for organic and acquisitive growth in a number of growing markets.

Fiscal Year 2003

Fiscal 2003 full year revenues increased to $1.8 billion, a 1% increase over the prior year. Operating income from continuing operations and before taking into account unusual items, which include the restructuring charges, unusual gains, and valuation provisions, increased by 7% to $235 million, and earnings per share (EPS) from continuing operations, before these same items grew by 11% to $0.89. The Company significantly improved its cash position in 2003, increasing its cash from $184 million in 2002 to $260 million in 2003.

Our fiscal 2003 results have largely been sheltered from the impact of the weakening US dollar and this carried into the fourth quarter. Our strong hedge position has enabled us to maintain an effective rate for exports this year that is only slightly below the rate realized in 2002.

Unusual items in 2003 included the following pre-tax items: valuation provisions ($77 million); restructuring charges ($28 million); gain on patent suit ($39 million); and a gain on sale of businesses ($10 million). The prior year results included a pre-tax loss of $7 million resulting from the sale of a business. Fiscal 2003 net income and EPS were positively impacted in the fourth quarter by the release of tax reserves that are no longer required due to improved operating results in Europe and the resolution of other tax uncertainties.

In the fourth quarter of 2003, the Company began to account for its generic radiopharmaceutical business as a discontinued operation. For fiscal 2003, this business generated revenues of $15 million and a loss of $22 million, including provisions for shutdown costs.

Operating losses in our proteomics business were reduced to $33 million in 2003 from $52 million in 2002. The impact on EPS from this business was $0.24 in 2003 as compared to $0.27 in 2002. Beginning in 2003, we are no longer able to tax-effect the results of this business, whereas fiscal 2002 EPS reflected a $10 million tax recovery from the MDS Proteomics losses.

Fourth Quarter

Fourth quarter 2003 revenues declined 5% to $449 million. Excluding the impact of divested businesses and adjusting for strong cobalt revenues in Q4 of last year, this decline is attributable to lower diagnostics and pharmaceutical research services revenues largely offset by growth in our analytical instruments business.

Operating income before unusual items increased 20% to $59 million due to continued strong performance in our analytical instruments business and reduced spending in our proteomics business, partly offset by lower operating income in our US diagnostics business.

The fourth quarter results include $28 million of restructuring charges and a $22 million loss from discontinued operations related to our generic radiopharmaceutical business. These special pre-tax charges total $50 million compared to the previously announced range of $45 million to $55 million.

EPS from continuing operations and before unusual items for the fourth quarter improved to $0.26 from $0.18 in 2002 due to tax adjustments and lower expenditures in our proteomics business.

During the quarter, the Company announced a number of key initiatives targeted at strengthening our growth and financial performance over the next several years, including:
• the reduction in overall positions at MDS by 450 people over 2004,
• a plan to exit the generic radiopharmaceutical business in Fleurus, Belgium,
• the intent to improve performance in the US diagnostics business, while looking at how the Company can best participate in the market,
• revised management compensation plans to incorporate an expanded set of financial metrics to further align these plans with shareholder interests,
• a seven-year outsourcing agreement with IBM,
• our implementation of an enterprise-wide common business system with Oracle, and
• the creation of MDS Enterprise Services, which will provide support services to the entire MDS organization.

The expectation is that operating costs will be reduced by approximately $10 million in fiscal 2004 and $40 million in fiscal 2005.

Life Sciences

Revenues for 2003 in the Life Sciences segment increased 3% to $1,083 million from $1,053 million in fiscal 2002. Operating income for the year was $211 million before restructuring charges, up 3% from 2002.

For the quarter, revenues decreased to $275 million from $283 million in the same quarter last year. Operating income, excluding the impact of restructuring charges, increased 13% to $51 million from $45 million.

Our analytical instruments business continues to generate strong revenue growth, improving 19% this quarter compared to the same quarter last year. Revenues for the isotopes business were down $12 million this quarter relative to last year, reflecting the impact of the sale of our Oncology Software Solutions (OSS) business, which generated $10 million in the fourth quarter of last year, as well as a strong fourth quarter in our cobalt business in 2002. Cobalt inventories have now been replenished and we expect stronger cobalt sales beginning in the first quarter of 2004. Revenues from our pharmaceutical research services business were down 5% compared to the same period last year.

Key announcements for the quarter:
• The Company decided to exit the generic radiopharmaceutical business located in Fleurus, Belgium. As a result of this decision, the generic radiopharmaceuticals business is now treated as a discontinued operation.
• Our isotopes business licensed technology to NTP Radioisotopes, a subsidiary of the South African Nuclear Energy Corporation. NTP will become a contract supplier of yttrium-90 to MDS Nordion.
• Our isotopes business licensed X-ray blood irradiation technology from Rad Source Technologies, Inc. to provide a full breadth of products in the blood irradiation business.
• Our analytical instruments business signed additional distribution agreements to deliver the new NanoLC system in the United Kingdom, Sweden, Germany and Canada.
• Our pharmaceutical research services business and Iconix Pharmaceuticals, Inc. introduced Pharmotif™ Solutions, a chemogenomics profiling service for evaluating novel drug candidates.
• Our pharmaceutical research services business expanded client access to data on their studies of pharmacology and late-stage clinical trials through MDS Pharma Express™, an electronic data delivery system.

After the quarter, the Centers for Disease Control and Prevention (CDC) agreed to purchase 36 ELAN DRC ICP-MS systems. These systems, developed jointly by MDS Sciex and PerkinElmer, will be delivered to state health laboratories to upgrade their preparedness and response to bioterrorism, outbreaks of infectious disease, and other public health threats and emergencies in the US.

Health

Revenues for the year in the Health segment decreased slightly to $715 million from $721 million in fiscal 2002, reflecting the impact of the sale of MDS Matrx in the second quarter of 2002. MDS Matrx contributed $10 million of revenues in 2002 prior to the sale.

Fourth quarter revenues decreased to $173 million from $188 million in the same quarter last year. Operating income for the quarter, excluding the impact of restructuring charges, was $14 million compared to $18 million last year, as a result of weaker than expected performance in our US diagnostics business.

Key announcements for the quarter:
• implementation of steps to improve margins in the US diagnostics business while examining the best way to participate in this market,
• implementation of a mitigation plan to offset the impact of fee reductions in the province of British Columbia, and
• steps to improve performance in the Canadian diagnostics business are expected to deliver an improvement in operating income of 5% to 8% in 2004.

Proteomics

In the Proteomics segment, operating losses declined to $8 million for the quarter compared to $14 million in 2002. Our proteomics business continues to focus on revenue-creating opportunities and committed research and development while moving discussions forward on research collaborations and third party financing alternatives.

John A. Rogers
President and
Chief Executive Officer

This document contains forward-looking statements. Some forward-looking statements may be identified by words like "expects," "anticipates," "plans," "intends," "indicates" or similar expressions. The statements are not a guarantee of future performance and are inherently subject to risks and uncertainties. The Company's actual results could differ materially from those currently anticipated due to a number of factors, including, but not limited to, successful integration of structural changes, including restructuring plans, acquisitions, technical or manufacturing or distribution issues, the competitive environment for the Company's products, the degree of market penetration of the Company's products, and other factors set forth in reports and other documents filed by the Company with Canadian and US securities regulatory authorities from time to time.

This section of the quarterly report contains management's analysis of the financial performance of the Company and its financial position and it should be read in conjunction with the financial statements. Readers are cautioned that management's discussion and analysis contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to consult the MDS Annual Report and Annual Information Form for fiscal 2002 for additional details regarding risks affecting the business.

Overview

Beginning in the fourth quarter of 2003, we began to account for our generic radiopharmaceutical business as a discontinued operation. All financial references in this document are to continuing operations, unless otherwise noted. In addition, the results for 2002 have been restated to conform to this presentation.

Our fourth quarter revenues declined by 5% compared to the same period last year, reflecting the sale of Oncology Software Solutions earlier this year and the impact of the declining US dollar on our US operations. Our analytical instruments business continued to show strong growth, but this was offset by declines in our remaining businesses. Excluding unusual items, operating income increased by 20% compared to the prior year.

Shortly before the end of the quarter, we announced initiatives that resulted in us recording a restructuring charge. The restructuring charge of $28 million ($20 million after tax) related to the implementation of change initiatives affecting the provision of support services, senior management reductions and other initiatives taking place in the business units, including various system implementations. This charge included workforce reduction costs of $17 million related to severance and benefits associated with the elimination of approximately 220 positions, and a loss of $11 million on equipment sold as part of a sale lease-back transaction related to our IBM outsourcing agreement.

Basic earnings per share for the quarter was a loss of $0.03, compared to earnings of $0.18 for the same quarter last year. This decline was due to the impact of the restructuring charge and a $22 million loss on discontinued operations reported during the quarter. Excluding the impact of these items, earnings per share was $0.26.

(Tabular amounts are in millions of Canadian dollars, except where noted.)

Summary Consolidated Results			Fourth Quarter			Full Year
	2003	2002	**Change**	**2003**	2002	**Change**
Revenues	$ **449**	$ 471	**(5%)**	$ **1,799**	$ 1,777	**1%**
Operating income						
before unusual items	$ **59**	$ 49	**20%**	$ **235**	$ 219	**7%**
Operating income	$ **29**	$ 49	**(41%)**	$ **179**	$ 212	**(16%)**
Basic earnings per share	$ **(0.03)**	$ 0.18	**(117%)**	$ **0.34**	$ 0.75	**(55%)**

Components of operating income from continuing operations for the quarter and year are summarized below:

Operating Income Analysis			Fourth Quarter			Full Year
		2003	2002		**2003**	2002
Operating income from continuing operations, before proteomics and unusual items		$ **65**	$ 63		$ **268**	$ 271
Proteomics		**(6)**	(14)		**(33)**	(52)
Operating income from continuing operations, before unusual items		**59**	49		**235**	219
Valuation provisions		**(2)**	—		**(77)**	—
Restructuring charges		**(28)**	—		**(28)**	—
Gain on patent suit		**—**	—		**39**	—
Gain (loss) on sale of business		**—**	—		**10**	(7)
		$ **29**	$ 49		$ **179**	$ 212

Earnings per share from our core businesses in the Life Sciences and Health segments was $0.32 for the fourth quarter, compared to $0.27 last year. Items that impact the comparability of basic earnings per share for the quarter and the year-to-date are as follows. We provide the component of basic earnings per share in this manner to enable readers to better understand the results of our operations for the year and the significant items that affect reported results.

Earnings Per Share Analysis	Fourth Quarter		Full Year	
	2003	2002	**2003**	2002
EPS from continuing operations before proteomics and unusual items	**$ 0.32**	$ 0.27	**$ 1.13**	$ 1.07
MDS Proteomics	**(0.06)**	(0.09)	**(0.24)**	(0.27)
EPS from continuing operations before unusual items	**0.26**	0.18	**0.89**	0.80
Valuation provisions	**—**	—	**(0.51)**	—
Restructuring charges	**(0.13)**	—	**(0.13)**	—
Gain on patent suit	**—**	—	**0.18**	—
Gain (loss) on sale of business	**—**	—	**0.07**	(0.05)
EPS from continuing operations	**0.13**	0.18	**0.50**	0.75
Discontinued operations	**(0.16)**	—	**(0.16)**	—
Basic EPS	**$ (0.03)**	$ 0.18	**$ 0.34**	$ 0.75

Segment Results

Fourth Quarter		**2003**				2002	
	Revenues	Operating Income (Loss)	Operating Margin		Revenues	Operating Income (Loss)	Operating Margin
Life Sciences	**$ 275**	**$ 32**	**12%**		$ 283	$ 45	16%
Health	**173**	**5**	**3%**		188	18	10%
	448	**37**	**8%**		471	63	13%
Proteomics	**1**	**(8)**	**n/m**		—	(14)	n/m
	$ 449	**$ 29**	**6%**		$ 471	$ 49	10%

Full Year		**2003**				2002	
	Revenues	Operating Income (Loss)	Operating Margin		Revenues	Operating Income (Loss)	Operating Margin
Life Sciences	**$ 1,083**	**$ 192**	**18%**		$ 1,053	$ 205	19%
Health	**715**	**20**	**3%**		721	59	8%
	1,798	**212**	**12%**		1,774	264	15%
Proteomics	**1**	**(33)**	**n/m**		3	(52)	n/m
	$ 1,799	**$ 179**	**10%**		$ 1,777	$ 212	12%

Life Sciences

Review of operations—Revenues from Life Sciences businesses for the quarter were:

	2003	2002	Change
Isotopes	$ 75	$ 87	(14%)
Analytical instruments	68	57	19%
Pharmaceutical research services	132	139	(5%)
	$ 275	$ 283	(3%)

Compared to the same period last year, our analytical instruments business continued to contribute significantly to the overall Life Sciences segment, with growth of 19%. This increase was offset by declines in both our isotopes and pharmaceutical research services businesses.

The drop in isotopes revenues reflects the sale of businesses, which contributed $11 million to revenue in the final quarter of 2002. Excluding the divested businesses, isotopes sales were down $1 million, a decline of 1% compared to the same quarter last year. As expected, the fourth quarter was adversely impacted by cobalt supply constraints; however, we expect additional cobalt supply to have a favourable impact next year.

Growth in the demand for products within our analytical instruments business remains steady. We continue to be pleased with sales of the API 4000™, QSTAR™, 4000 Q TRAP™ and ELAN® models. Both mature and new products have seen strong demand.

Pharmaceutical research services revenues declined by 5% in the fourth quarter compared to the same period last year. We saw continued weakness in pharmacology services and in US-based late-stage services, which have offset revenue growth in the early clinical research and bioanalytical businesses. We continue to focus our business development team on increasing growth in this area.

Changing foreign exchange rates had limited net effect on Life Sciences revenues in the fourth quarter as most of our export revenues are hedged and the increase in the Euro offset a portion of the effect of the decline in the US dollar for our foreign operations.

Excluding the impact of unusual items, the operating margin from Life Sciences businesses was 19% in the current quarter, up from the 16% realized in the same period last year. Depreciation and amortization for the segment was $11 million this year compared with $13 million last year.

Capital expenditures—Purchases of capital assets in Life Sciences amounted to $30 million for the quarter compared to $36 million last year. The decrease reflects reduced spending on the MAPLE facility and the completion of our new cyclotron early in 2003.

Segment outlook—The Life Sciences segment has continued to benefit from significant growth in our analytical instruments business. Although the demand for these products remains strong, we expect percentage growth in analytical instruments in 2004 to be less than that experienced in recent quarters. Our competitors have introduced new products that can be expected to have some impact in the market. We continue to focus on developing new products to strengthen our competitive position by meeting our customers' needs.

We expect our pharmaceutical research services business will achieve higher revenues next year due to our increased capacity and efforts taken to redeploy resources to foster growth. We are pleased to see increased backlog in our late-stage business. While backlog is not guaranteed, it is normally a reliable indicator of future business.

Commissioning of the MAPLE reactors and the attached processing facility requires regulatory approval and will be followed by a process of product acceptance testing by our customers and us, and by associated regulatory approval processes for our customers. While we have experienced a number of delays due to regulatory and other issues, these steps are scheduled for completion over the course of 2004. Production will be transitioned from Atomic Energy of Canada Limited's (AECL) existing NRU reactor to MAPLE over this time.

Our overall investment in MAPLE stands at $304 million. We will no longer capitalize construction-related costs once full transition from NRU occurs. Our investment to date exceeds initial budgets for the project and we are in discussion with AECL to resolve issues related to cost overruns on the project.

A significant portion of our Life Sciences revenues are generated from export sales and a large portion of these exports are priced in US dollars. The appreciation of the Canadian dollar over the last several quarters has had only limited impact on our results thus far because we maintain an active hedging program for our US dollar cash inflows. We currently have hedges in place covering approximately two-thirds of our expected cash inflows for 2004. These hedges will help us maintain an effective realized exchange rate for our export revenues that is only slightly lower than the effective rate realized in 2003. Barring a significant further drop in the value of the US dollar, we do not expect the change in the exchange rate to have a material impact on our reported revenue growth or operating results in 2004.

Health

Review of operations—Revenues from Health businesses in the quarter were:

	2003	2002	Change
Canadian laboratories	$ 97	$ 104	(7%)
US laboratories	31	39	(21%)
Diagnostics	128	143	(10%)
Distribution	45	45	—
	$ 173	$ 188	(8%)

Revenues in our Canadian diagnostics business decreased by 7% this quarter compared to the same quarter last year. The final quarter of 2002 included retroactive fee adjustments in British Columbia that followed the signing of new fee agreements. The decline in revenues this year resulted from the lack of these one-time adjustments and the 8% fee reduction, announced by the Province of British Columbia and effective September 1, 2003.

Revenues from US laboratories denominated in US dollars declined 7% in the current quarter due primarily to a revised revenue agreement affecting one of our partnerships. In Canadian dollar terms, revenues declined by 21% compared to the same period last year, due largely to changing exchange rates.

The US diagnostics business has not met our expectations for growth or profitability. Accordingly, we are taking steps to improve margins while examining the best way to participate in this market.

Revenue from Source Medical has returned to normal levels from the most recent two quarters, as the demand for supplies resulting from the Severe Acute Respiratory Syndrome outbreak has subsided.

Excluding unusual items, the operating margin for the Health segment was 8% compared to 10% in 2002. Operating losses in the US were a major cause of the decrease. In addition, British Columbia fee reductions began in September, while the full impact of our steps to mitigate any loss from this change will not be evident until next year. Depreciation and amortization for the Health segment was $4 million compared to $7 million for the fourth quarter last year.

Capital expenditures and long-term investments—Health businesses purchased $7 million of capital assets during the quarter compared to $4 million for the quarter last year.

In October we exchanged our investment in INPHACT, Inc. for a 19.9% interest in Evolved Digital Systems Inc., a listed Canadian company.

Segment outlook—British Columbia lab reform will have a significant impact on our operations. We have already experienced an 8% fee reduction beginning September 1, 2003. A further 12% fee reduction is expected to come into effect on April 1, 2004. In the fourth quarter, we implemented cost reduction strategies that will mitigate approximately 50% of the fee reductions next year.

The combined impact of our restructuring activities, net of the impact of British Columbia lab reform, is expected to result in a 5% to 8% increase in operating income from our Canadian diagnostics business in 2004.

Proteomics

Review of operations—Spending reductions enabled us to reduce the operating loss from our proteomics business to $8 million for the fourth quarter of 2003, compared to $14 million last year. This loss includes $2 million of depreciation and amortization. A $2 million foreign exchange gain on the revaluation of the US dollar debt component of the Cephalon convertible note was offset by a $2 million dollar writedown in the value of an investment in a development-stage proteomics company.

Capital expenditures—MDS Proteomics did not purchase any capital assets in the quarter, compared to $6 million in the same period last year.

Segment outlook—We continue to manage spending on proteomics research activities to focus on key obligations and research projects. Work with our existing partners on previously signed agreements continues as we actively investigate new collaborations with financial and scientific partners.

Corporate

Net interest expense of $5 million was $2 million higher than the fourth quarter of 2002, reflecting the higher fixed interest on the US$311 million private placement debt issued in December of 2002.

Our effective tax rate for the quarter was 22% compared to 43% last year. The rate of tax on our core businesses before unusual items was 38% in 2002, versus 37% this year. In the fourth quarter of 2002 we ceased recognizing the benefit of tax losses generated by MDS Proteomics. In the fourth quarter of 2003, we were able to release $10 million of tax reserves, reflecting the improvement in European operations and the resolution of some other tax uncertainties.

Discontinued Operations

During the fourth quarter of 2003, we approved a plan for an orderly exit from our generic radiopharmaceutical business located in Belgium. This business is subject to increased regulatory standards that would require an investment not warranted by the prospects for the business. It is our intention to continue to use the Belgian facility to support the remaining radioisotopes business. In the fourth quarter, we reported a loss from discontinued operations of $22 million, which includes a $1 million net operating loss and provisions totalling $21 million associated with the shutdown. These operations were at breakeven in 2002.

Liquidity and Capital Resources

Our cash position at October 31, 2003 was $260 million, up $40 million from July 2003. Operating working capital was $86 million, a decrease of $53 million from July. The decrease in working capital was mainly attributable to $31 million of severance and related benefits provided for as part of the restructuring activity and $7 million of obligations related to the discontinued operations.

All of our foreign operations are considered self-sustaining. Unrealized gains and losses on foreign net assets and related hedges resulting from exchange rate shifts are recorded in the cumulative translation adjustment ("CTA") account in shareholders' equity. The weakened US dollar has had a significant impact on the reported value of our US dollar denominated debt and we treat this debt as a hedge against the value of our US dollar denominated net assets. During the quarter, the unrealized foreign exchange gain on this debt increased by $27 million, slightly offset by foreign exchange gains on the revaluation of foreign denominated net assets.

Outlook

In 2004 and beyond, we remain committed to the growth strategy that has been key to our success. While recent growth has been slower than expected in some areas, we remain encouraged about the prospects for our businesses. In addition, we continue to screen acquisition opportunities that would complement our core businesses. We expect growing demand for our products and services from Life Sciences customers to drive improved revenue growth next year.

Our restructuring initiatives are expected to generate $10 million of cost reductions in 2004 and $40 million in 2005. It will be important for us to achieve these savings to improve our operating margins. This is particularly true for 2005 and subsequent years. In those years we will face the challenge of a weaker US dollar without the benefit of the strong hedge position that we enjoyed in 2003 and that will continue to shelter our revenues next year.

We expect to invest $100 million to $125 million of capital in our core businesses next year plus approximately $50 million in each of 2004 and 2005 in technology projects and change initiatives. Combined, these initiatives will enable a new platform for growth for MDS.

	As at October 31	
(millions of Canadian dollars)	**2003**	2002
ASSETS		
Current		
Cash and cash equivalents	$ **263**	$ 194
Accounts receivable	**274**	328
Inventories	**199**	153
Income taxes recoverable	**9**	21
Prepaid expenses	**30**	25
	775	721
Capital assets	**776**	740
Future tax assets	**23**	35
Long-term investments and other (note 2)	**217**	261
Goodwill	**774**	785
	$ 2,565	$ 2,542
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Bank indebtedness	$ **3**	$ 10
Accounts payable and accrued liabilities	**355**	317
Deferred revenue	**35**	63
Income taxes payable	**14**	17
Current portion of long-term debt	**9**	13
	416	420
Long-term debt	**533**	602
Deferred revenue	**34**	41
Other long-term obligations	**23**	18
Future tax liabilities	**70**	51
Minority interest	**63**	56
	1,139	1,188
Shareholders' equity		
Share capital (note 5)	**816**	805
Retained earnings	**572**	543
Cumulative translation adjustment	**38**	6
	1,426	1,354
	$ 2,565	$ 2,542

See accompanying notes.

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

(millions of Canadian dollars, except per share amounts)	Three months to October 31 2003	Three months to October 31 2002	Year ended October 31 2003	Year ended October 31 2002
Net revenues	**$ 449**	$ 471	**$ 1,799**	$ 1,777
Cost of revenues	**(279)**	(286)	**(1,114)**	(1,092)
Selling, general and administration	**(75)**	(93)	**(333)**	(330)
Research and development	**(15)**	(18)	**(42)**	(57)
Depreciation and amortization	**(19)**	(25)	**(78)**	(87)
Restructuring charges—net (note 4)	**(28)**	—	**(28)**	—
Other income (expense)—net	**(2)**	—	**(28)**	(7)
Equity earnings (loss) and investment gains	**(2)**	—	**3**	8
Operating income	**29**	49	**179**	212
Interest expense	**(8)**	(4)	**(28)**	(17)
Dividend and interest income	**3**	1	**9**	6
Minority interest	**(1)**	(2)	**(7)**	(5)
Income before income taxes	**23**	44	**153**	196
Income taxes	**(5)**	(19)	**(83)**	(91)
Income from continuing operations	**18**	25	**70**	105
Loss from discontinued operations—net of tax (note 3)	**(22)**	—	**(22)**	—
Net income (loss)	**$ (4)**	$ 25	**$ 48**	$ 105
Earnings (loss) per share (note 5)				
Basic	**$ (0.03)**	$ 0.18	**$ 0.34**	$ 0.75
Diluted	**$ (0.03)**	$ 0.17	**$ 0.34**	$ 0.74

See accompanying notes.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (UNAUDITED)

(millions of Canadian dollars)	Three months to October 31 2003	Three months to October 31 2002	Year ended October 31 2003	Year ended October 31 2002
Retained earnings, beginning of period	**$ 583**	$ 528	**$ 543**	$ 457
Net income (loss)	**(4)**	25	**48**	105
Repurchase of shares and options	**—**	(3)	**(5)**	(6)
Dividends—cash	**(5)**	(5)	**(10)**	(10)
—stock	**(2)**	(2)	**(4)**	(3)
Retained earnings, end of period	**$ 572**	$ 543	**$ 572**	$ 543

(millions of Canadian dollars)	Three months to October 31		Year ended October 31	
	2003	2002	**2003**	2002
Operating activities				
Net income (loss)	$ **(4)**	$ 25	$ **48**	$ 105
Items not affecting current cash flow (note 7)	**45**	88	**194**	169
	41	113	**242**	274
Changes in non-cash working capital balances relating to operations (note 7)	**38**	(51)	**(2)**	(88)
	79	62	**240**	186
Investing activities				
Acquisitions	**—**	(1)	**(8)**	(16)
Purchase of capital assets	**(37)**	(46)	**(121)**	(152)
Proceeds on sale of business	**—**	—	**31**	23
Other	**2**	(8)	**(48)**	(54)
	(35)	(55)	**(146)**	(199)
Financing activities				
Issuance of long-term debt	**—**	4	**563**	69
Repayment of long-term debt	**—**	(8)	**(541)**	(11)
Increase (decrease) in deferred income and other long-term obligations	**1**	2	**(7)**	(11)
Payment of cash dividends	**(5)**	(5)	**(10)**	(10)
Issuance of shares	**6**	1	**8**	5
Repurchase of shares and options	**(2)**	(2)	**(7)**	(5)
Distributions to minority interest	**(1)**	(3)	**(11)**	(10)
	(1)	(11)	**(5)**	27
Effect of foreign exchange rate changes on cash and cash equivalents	**(3)**	2	**(13)**	(1)
Increase in cash position during the period	**40**	(2)	**76**	13
Cash position, beginning of period	**220**	186	**184**	171
Cash position, end of period	$ **260**	$ 184	$ **260**	$ 184

Cash position comprises cash and cash equivalents less bank indebtedness.
See accompanying notes.

All tabular amounts in millions of Canadian dollars, except where noted.

1. Accounting Policies

These consolidated financial statements of MDS Inc. ("MDS" or "the Company") have been prepared on a basis consistent with the Company's annual financial statements for the year ended October 31, 2002, except as described in note 3, and should be read in conjunction with the accounting policies and other disclosures in those annual financial statements. These financial statements do not include all of the disclosures required by generally accepted accounting principles applicable to annual financial statements.

2. Long-term Investments

The Company's share of losses of significantly influenced companies and partnerships included in operating income for the period was $2 million [2002 – nil].

3. Discontinued Operations

On October 24, 2003, MDS Board of Directors approved a plan for an orderly exit of its generic radiopharmaceutical manufacturing facility in Fleurus, Belgium.

Pursuant to the CICA recommendation, Section 3475 "Disposal of Long-lived Assets and Discontinued Operations," the revenues and expenses of the business have been netted and reported as 'loss from discontinued operations' on the Consolidated Statements of Income. Figures for 2002 have been restated to reflect this presentation. The revenues and pre-tax loss of the discontinued operations, presented in the Consolidated Statements of Income, were as follows:

	Three months to October 31		Year ended October 31	
	2003	2002	**2003**	2002
Revenues	**$ 4**	$ 4	**$ 15**	$ 15
Loss from discontinued operations	**$ (22)**	$ —	**$ (22)**	$ —

The $22 million loss on disposal of the Fleurus operation reflects provisions for the estimated costs directly associated with the shutdown. In addition to a net operating loss of $1 million, the loss for 2003 reflects provisions for workforce reductions totalling $14 million, asset write-offs of $3 million, and provisions for contractual obligations and other liabilities of $4 million. No tax-effect has been recorded for this loss.

4. Restructuring Charges

		Cumulative drawdowns		
	Restructuring charge	Cash	Non-cash	**Provision balance at October 31, 2003**
Restructuring activities:				
Workforce reductions	$ 17	$ —	$ —	**$ 17**
Equipment and other asset writedowns	11		11	**—**
	$ 28	$ —	$ 11	**$ 17**

During the quarter, MDS recorded restructuring charges of $28 million (after-tax $20 million) relating to the implementation of certain change initiatives affecting the provision of support services, senior management reductions and other initiatives taking place in the business units, including system implementations. This charge included workforce reduction charges of $17 million related to the cost of severance and benefits associated with approximately 220 employees.

The workforce reduction was primarily in the Life Sciences and Health segments in North America and Europe. The provision is expected to be substantially utilized by mid-2004. Equipment and other asset writedowns of $11 million primarily related to certain computer equipment subject to a sale and leaseback agreement. Immediate recognition of a loss is required because the fair value of the computer equipment is less than its carrying value.

5. Earnings per Share
a) Dilution

	Three months to October 31		Year ended October 31	
(number of shares in millions)	**2003**	2002	**2003**	2002
Net income (loss) available to Common shareholders	**$ (4)**	$ 25	**$ 48**	$ 105
Weighted average number of Common shares outstanding—basic	**141**	140	**141**	140
Impact of stock options	**1**	2	**1**	2
Weighted average number of Common shares outstanding—diluted	**142**	142	**142**	142

Basic earnings per share is calculated by dividing the net earnings by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by dividing net earnings available to Common shareholders by the sum of the weighted average number of Common shares outstanding and all additional Common shares that would have been outstanding if potentially dilutive Common shares had been issued during the period.

b) Pro Forma Impact of Stock-Based Compensation
Companies are required to calculate and disclose, on a pro forma basis, compensation expense related to the fair value of stock options at the grant date in the notes to the consolidated financial statements. Compensation expense for purposes of these pro forma disclosures is to be determined in accordance with a methodology prescribed in CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments." The Company has used the Black-Scholes option valuation model to estimate the fair value of options granted based on the following assumptions:

	2003
Risk free interest rate	**5.5%**
Expected dividend yield	**1.0%**
Expected volatility	**.357**
Expected time until exercise	**5.25**

All tabular amounts in millions of Canadian dollars, except where noted.

Options granted during the quarter totalled 57,000 (2002 – 5,000). For purposes of these pro forma disclosures, the Company's net income and basic and diluted earnings per share would have been:

	Three months to October 31		Year ended October 31	
	2003	2002	**2003**	2002
Pro forma net income (loss) available to Common shareholders	**$ (8)**	$ 24	**$ 40**	$ 98
Pro forma earnings (loss) per share—basic	**$ (0.05)**	$ 0.17	**$ 0.28**	$ 0.70
—diluted	**$ (0.05)**	$ 0.17	**$ 0.28**	$ 0.69

c) Discontinued Operations
The earnings per share impact of discontinued business is as follows:

	Three months to October 31		Year ended October 31	
	2003	2002	**2003**	2002
Earnings per share, continuing operations	**$ 0.13**	$ 0.18	**$ 0.50**	$ 0.75
Loss per share, discontinued operations	**(0.16)**	—	**(0.16)**	—
Basic earnings (loss) per share	**$ (0.03)**	$ 0.18	**$ 0.34**	$ 0.75

6. Income taxes
Significant adjustments to the statutory rate comprise:

	Three months to October 31		Year ended October 31	
	2003	2002	**2003**	2002
Combined Canadian federal and provincial rate	**36.8%**	38.4%	**36.8%**	38.4%
Expected provision for taxes at statutory rate	**$ 8**	$ 17	**$ 56**	$ 75
Increase (decrease) as a result of:				
Restructuring charges	**4**	—	**4**	—
Excess tax reserve no longer required	**(9)**	—	**(9)**	—
Investment dispositions and writedowns	**—**	—	**18**	2
Other	**(1)**	(3)	**2**	5
	$ 2	$ 14	**$ 71**	$ 82
MDS Proteomics losses not recognized	**3**	5	**12**	9
Income tax expense reported	**$ 5**	$ 19	**$ 83**	$ 91
Effective tax rate, as reported	**21.7%**	43.2%	**54.2%**	46.4%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All tabular amounts in millions of Canadian dollars, except where noted.

7. Supplementary Cash Flow Information

Non-cash items affecting net income (loss) comprise:

	Three months to October 31		Year ended October 31	
	2003	2002	**2003**	2002
Depreciation and amortization	$ **19**	$ 25	$ **78**	$ 87
Minority interest	**1**	2	**7**	5
Future income taxes	**9**	61	**32**	73
Equity earnings (net of distribution)	**2**	—	**—**	(3)
Writedown of investments	**2**	—	**77**	—
(Gain) loss on sale of business and investment	**—**	—	**(12)**	7
Equipment and other asset writedowns	**11**	—	**11**	—
Other	**1**	—	**1**	—
	$ **45**	$ 88	$ **194**	$ 169

Changes in non-cash working capital balances relating to operations include:

	Three months to October 31		Year ended October 31	
	2003	2002	**2003**	2002
Accounts receivable	$ **21**	$ (19)	$ **50**	$ (37)
Inventories	**(13)**	14	**(49)**	(4)
Accounts payable and deferred income	**49**	(3)	**11**	(33)
Income taxes	**(14)**	(39)	**8**	(14)
Other	**(5)**	(4)	**(22)**	—
	$ **38**	$ (51)	$ **(2)**	$ (88)

All tabular amounts in millions of Canadian dollars, except where noted.

8. Segmented Information

	Three months ended October 31, 2003				Three months ended October 31, 2002			
	Life Sciences	**Health**	**Proteomics**	**Total**	Life Sciences	Health	Proteomics	Total
Net revenues	**$ 275**	**$ 173**	**$ 1**	**$ 449**	$ 283	$ 188	$ —	$ 471
Operating income (loss) before restructuring	**51**	**14**	**(8)**	**57**	45	18	(14)	49
Restructuring activities	**(19)**	**(9)**	**—**	**(28)**	—	—	—	—
Revenues by products and services:								
Medical isotopes				**75**				87
Analytical equipment				**68**				57
Pharmaceutical research services				**132**				139
Clinical laboratory services				**128**				143
Distribution and other				**45**				45
Proteomics				**1**				—

	Year ended October 31, 2003				Year ended October 31, 2002			
	Life Sciences	**Health**	**Proteomics**	**Total**	Life Sciences	Health	Proteomics	Total
Net revenues	**$1,083**	**$ 715**	**$ 1**	**$1,799**	$ 1,053	$ 721	$ 3	$ 1,777
Operating income (loss) before restructuring	**211**	**29**	**(33)**	**207**	205	59	(52)	212
Restructuring activities	**(19)**	**(9)**	**—**	**(28)**	—	—	—	—
Revenues by products and services:								
Medical isotopes				**309**				328
Analytical equipment				**270**				217
Pharmaceutical research services				**504**				508
Clinical laboratory services				**532**				531
Distribution and other				**183**				190
Proteomics				**1**				3
Total assets at October 31	**$1,951**	**$ 428**	**$ 186**	**$2,565**	$ 1,915	$ 448	$ 179	$ 2,542

All tabular amounts in millions of Canadian dollars, except where noted.

9. Guarantees

Guarantees of the indebtedness of other parties include a guarantee, signed in the first quarter of 2003, of a $20 million bank loan on behalf of an investee, Hemosol Inc. (the "Borrower"), in exchange for warrants in the Borrower. This loan is secured by a fixed and floating charge over all the assets of the Borrower. Under the guarantee, MDS will be subrogated to and take an assignment of the rights and remedies of the bank under the loan. As at October 31, 2003, the bank loan was fully drawn.

10. Financial Instruments

As of October 31, 2003, the Company had outstanding foreign exchange contracts and options in place to sell up to US$481 million at a weighted average rate of C$1.52 maturing over the next 21 months. The Company also had interest rate swap contracts that exchanged a notional amount of US$80 million of debt from a fixed to a floating interest rate and an option to enter into a swap contract that would exchange a notional amount of US$157 million of debt from a fixed to a floating interest rate.

Foreign exchange and interest rate swap contracts are treated as hedges for accounting purposes. As at October 31, 2003, the carrying amounts and fair values for derivative financial instruments are as follows:

	2003		2002	
	Carrying amount	**Fair value**	Carrying amount	Fair value
Net asset (liability) position:				
Currency forward and option contracts	**$ —**	**$ 56**	$ —	$ 3
Interest rate swap and option contracts	**$ —**	**$ (4)**	$ —	$ (1)

Wilfred G. Lewitt
Chairman

John A. Rogers
President and Chief Executive Officer

Robert W. Breckon
Executive Vice-President
Strategy and Corporate Development

James A. H. Garner
Executive Vice-President, Finance and Chief Financial Officer

James M. Reid
Executive Vice-President, Organization Dynamics

Edward K. Rygiel
Executive Vice-President, MDS Inc. and Executive
Chairman, MDS Capital Corp.

Alan D. Torrie
Executive Vice-President, Global Markets and Technology

Ronald H. Yamada
Executive Vice-President, MDS Inc.

R. Ian Lennox
Group President and Chief Executive Officer
Pharmaceutical and Biotech Markets

John A. Morrison
Group President and Chief Executive Officer
Healthcare Provider Markets

Peter E. Brent
Senior Vice-President and
General Counsel and Corporate Secretary

Mary E. Federau
Senior Vice-President, Talent Development

John D. Gleason
Senior Vice-President, Business Development

Mike Nethercott
Vice-President
Corporate Marketing and Communications

Andrew W. Boorn
President, MDS Sciex

Cameron A. Crawford
President, MDS Diagnostic Services

Douglas J. P. Squires
President, MDS Pharma Services

Steven M. West
President and Chief Operating Officer
MDS Nordion

Mailing Address
MDS Inc.
100 International Blvd.
Toronto, Ontario, Canada
M9W 6J6
(416) 675-7661

Website Address
www.mdsintl.com

Shareholder Link Service
1 (888) MDS-7222

**Transfer Agent and Registrar,
Stock Dividend and
Share Purchase Plan**
CIBC Mellon Trust Company
Toronto, Ontario, Canada
1 (800) 387-0825

Investor Relations Contact
Sharon Mathers
Vice-President, Investor Relations
(416) 675-6777 ext. 2695
email: smathers@mdsintl.com

Stock Listing
Toronto Stock Exchange
Symbol—MDS
New York Stock Exchange
Symbol—MDZ